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                                                                   EXHIBIT 99.1

      CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
                TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002.

Each of the undersigned hereby certifies, in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Celestica Inc. (the "Company") that the Annual Report of the Company on Form 20-F for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

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
April 21, 2003                          /s/ Eugene V. Polistuk
                                       -----------------------------------
                                       Eugene V. Polistuk
                                       Chief Executive Officer

April 21, 2003                          /s/ Anthony P. Puppi
                                       -----------------------------------
                                       Anthony P. Puppi
                                       Chief Financial Officer

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A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.